Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
LV Peninsula Holding LLC	Texas
JDI Cumberland Inlet, LLC (1)	Georgia
Majestic World Holdings LLC (2)	Wyoming
Norman Berry II Owners, LLC (3)	Georgia

(1)	10% owned by Safe and Green Development Corporation
(2)	68.25% owned by Safe and Green Development Corporation as of February 7, 2024, the remaining 31.75% will be transferred to Safe and Green Development Corporation in equal installments of 6.35% each on the first day of each of the five quarterly periods following February 7, 2024
(3)	50% owned by Safe and Green Development Corporation